UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 19, 2017

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$2,000,000 Buffered SuperTrackSM Notes due July 19, 2021 Linked to the Performance of the S&P 500® Index (CUSIP: 06744CBZ3)

$1,000,000 Buffered SuperTrackSM Notes due July 19, 2021 Linked to the Performance of the iShares® MSCI EAFE ETF (CUSIP: 06744CCA7)

$1,500,000 Buffered AutoCallable Notes due July 17, 2020 Linked to the Least Performing Reference Asset of Two Common Stocks (CUSIP: 06744CCJ8)

$5,000,000 Notes Linked to the EURO STOXX 50® Index due July 25, 2019 (CUSIP: 06746K127)

$1,000,000 Phoenix Autocallable Notes due July 19, 2022 Linked to the Performance of the Russell 2000® Index (CUSIP: 06744CBR1)

$835,000 Phoenix AutoCallable Notes due April 19, 2021 Linked to the Least Performing Reference Asset of the EURO STOXX 50® Index, the Technology Select Sector SPDR® Fund and the SPDR® S&P® Regional Banking ETF (CUSIP: 06744CBY6)

$4,300,000 Callable Contingent Coupon Notes due July 19, 2027 Linked to the Least Performing Index of the S&P 500® Index and the EURO STOXX 50® Index (CUSIP: 06744CCK5)

$718,000 Callable Contingent Coupon Notes due July 16, 2020 Linked to the Least Performing Reference Asset of the EURO STOXX 50® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06744CBU4)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 19, 2017	By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director

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